FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                 ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
                                  ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ was successful in Romania

CEZ, the energy company, received from the Romanian party a notification on being selected as the preferred candidate for the privatization of the Romanian distribution company Electrica Oltenia.

The energy company CEZ has already been successful in privatizing three distribution companies in the neighboring Bulgaria. Historically, it was the biggest foreign investment by a Czech company, amounting to EURO 281.5 million (nearly 9 billion Czech crowns).

The entry into the Bulgarian market was the first step toward fulfillment of the strategic goal of the CEZ Group to become a leader in the Central and Eastern European energy markets. The interest in the Romanian distribution companies is yet another logical step into the territory of Southeast Europe.

Oltenia

Oltenia has approximately 1.36 million customers.
The overall annual volume of electricity delivered by this company is almost 6.8 TWh.

The CEZ Energy Group, after the acquisition of 3 Bulgarian distribution companies, has approximately 5.3 million customers (out of which 3.4 million are in the Czech Republic).

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.
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                                             (Registrant)

Date: December 3, 2004

                                       By:  /s/ Libuse Latalova
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                                               Libuse Latalova
                                       Head of Finance Administration